Exhibit 99.1

FORTIS INC. WIRED FOR GROWTH 2017 Q2 Earnings Conference Call July 28, 2017

FORTIS INC. WIRED FOR GROWTH Forward - Looking Information 2 Fortis Inc . (“Fortis” or, the “Corporation”) includes “forward - looking information” in this presentation within the meaning of applicable Canadian securities laws and “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward - looking information”) . Forward - looking information included in this presentation reflects the expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities . Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify forward - looking information, which includes, without limitation : the Corporation’s forecast gross consolidated and segmented capital expenditures for 2017 and the period 2017 through 2021 ; targeted average annual dividend growth through 2021 ; the acquisition of the Waneta Dam and related transmission assets and the expected financing, timing and benefits thereof ; the Corporation’s consolidated and segmented forecast midyear rate base for 2017 and the period 2017 through 2021 and associated compound annual growth rate ; the nature, timing and expected costs of certain capital projects including, without limitation, the ITC Multi - Value Regional Transmission Projects and 34 . 5 kV to 69 kV Conversion Project, the Central Hudson Gas Main Replacement Program, the FortisBC Lower Mainland System Upgrade and expansion to Tilbury 1 A, the FortisAlberta Pole Management Program, and additional opportunities including, without limitation, the Lake Erie Connector, the Wataynikaneyap Project and the pipeline expansion to the Woodfibre liquid natural gas site ; the expectation of regulatory stability in the near - term ; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions ; the estimated range of refunds with respect to the Federal Energy Regulatory Commission regional base Midcontinent Independent System Operator return on equity complaint ; and the expectation that opportunities beyond the base capital plan will enhance the ability to serve customers, grow rate base and support dividend growth target while maintaining a conservative payout ratio . Forward - looking information involves significant risk, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time - to - time in the forward - looking information . Such risk factors or assumptions include, but are not limited to : uncertainty regarding the outcome of regulatory proceedings of the Corporation’s utilities and the expectation of regulatory stability ; no material capital project and financing cost overrun related to any of the Corporation’s capital projects ; sufficient human resources to deliver service and execute the capital program ; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation ; risk associated with the impact of less favorable economic conditions on the Corporation’s results of operations ; no significant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries ; currency exchange rates and resolution of pending litigation matters . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information referenced is in Canadian dollars .

Barry Perry President & CEO

FORTIS INC. WIRED FOR GROWTH Our Focused Strategy Continues to Yield Strong Results 4 x Focused on base growth while making prudent investments to ensure safe, reliable and cost effective energy solutions to our customers x Benefitting from the acquisition of ITC x Maintaining constructive regulatory relationships: • UNS rate case settlement x Highly executable, low risk capital plan remains on track

FORTIS INC. WIRED FOR GROWTH 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017F 2018F 2019F 2020F 2021F Dividend payout ratio (1) 47% 59% 64% 68% 61% 70% 70% 73% 73% 66% 66 % Average Annual Dividend Growth Target of ~6% through 2021 5 $0.67 $0.82 $1.00 $1.04 $1.12 $1.16 $1.20 $1.24 $1.28 $1.40 Dividend paid per common share Average annual dividend growth through 2021 targeted at ~6% $1.53 43 Consecutive Years of Annual Dividend Payment Increases (1) Dividend payout ratio for 2011 through 2016 adjusted for non - recurring items

FORTIS INC. WIRED FOR GROWTH Waneta Dam Hydroelectric Facility Agreement: High Quality Asset that Compliments Existing Service Territory in British Columbia x High - quality , renewable energy facility located in current operational area x Currently operated by FortisBC x Stable long - term asset that will generate strong cash flows from a 20 - year agreement with Teck Metals x Aligns well with our strategy to increase our investment in sustainable energy x The transaction is expected to be immediately accretive to earnings per share Acquisition of Waneta Dam – x Fortis is acquiring 2/3 ownership interest from Teck for $1.2B with BC Hydro owning the remaining 1/3 interest x Transaction is subject to BC Hydro not electing its right of first offer with respect to the Teck assets Waneta Expansion Facility – x Fortis currently holds a 51% interest in the Waneta Expansion, completed in 2015 x FortisBC operates the facility 6

FORTIS INC. WIRED FOR GROWTH 2016 – 2021 Midyear Rate Base 2016A 2017F 2018F 2019F 2020F 2021F Regulated - Canadian & Caribbean Electric & Gas Regulated - US Electric & Gas Regulated - Independent Electric Transmission (ITC) 2017F 2018F 2019F 2020F 2021F Other Energy Infrastructure Regulated - Canadian & Caribbean Electric & Gas Regulated - US Electric & Gas Regulated - Independent Electric Transmission (ITC) Capital Plan Grows Rate Base to ~$30 Billion in 2021 ~ $13B Five - Year Capital Program ($ billions ) (1) $ 3.1 $2.9 $2.4 $2.4 $2.3 $24.3 $25.7 $27.1 $28.3 $28.9 $29.6 (2) (4) ($ billions ) (1) Midyear Rate Base Sensitivities 3 - Year CAGR to 2019 5 - Year CAGR to 2021 Capex at ~$3B for all years +30 bps to 5.5% +90 bps to 4.9% Add $1 billion in rate base in the last year +130 bps to 6.5% +70 bps to 4.7% (3) 7 (1) US Dollar - denominated CAPEX and midyear rate base converted at a USD/CAD exchange rate of 1.30 for 2017 through 2021. (2) Includes the impact of bonus depreciation and excludes construction work in progress . (3) Reflects actual midyear 2016 rate base compared to the November 2016 forecast of $24.2 billion. (4) Includes 100% of the Waneta Expansion, of which Fortis has a 51% controlling ownership interest .

FORTIS INC. WIRED FOR GROWTH [CATEGORY NAME] [PERCENTA GE] [CATEGORY NAME] [PERCENTA GE] Utility Operations (4) [PERCENTA GE] 5 - Year Capital Forecast Spending Highly Executable Capital Plan $millions (1) (2) Forecast 2017 Forecast 2018 - 2021 Total 2017 - 2021 Forecast ITC Multi - Value Regional Transmission Projects (3) 305 244 549 ITC 34.5 kV to 69 kV Conversion Project 89 369 458 FortisBC Lower Mainland System Upgrade 200 182 382 Central Hudson Gas Main Replacement Program 33 169 202 FortisAlberta Pole - Management Program 43 53 96 FortisBC Tilbury LNG Facility Expansion – Tilbury 1A 65 - 65 (1) Represents capital asset expenditures, including both the capitalized debt and equity components of AFUDC, where applicable. (2) US Dollar denominated CAPEX converted at a USD/CAD exchange rate of 1.30 for 2017 through 2021. (3) Consists of four separate multi - value projects to create a stronger connection within the Midwestern United States, improve tran smission capacity and to connect wind energy. (4) Includes facilities, equipment, vehicles, information technology and other assets. Major Capital Projects 8

Beyond the Forecast: Development Project Update

FORTIS ONTARIO Wataynikaneyap Power Project	✓ Opportunity to connect remote First Nations communities in Northern Ontario to the grid ✓ During the first quarter 2017, the Ontario Energy Board issued its deferral account approval allowing recovery of spending that occurred since November 2010 ✓ Construction will begin following the receipt of permitting, approvals and a cost-sharing agreement between the federal and provincial governments
FORTIS BC Woodfibre LNG	✓ Potential pipeline expansion to the Woodfibre LNG export site ✓ Earliest expected in service date is late 2020
ITC A FORTIS COMPANY Lake Erie Connector	✓ Proposed 1,000 MW, bi-directional, high-voltage direct current transmission underwater line connecting the Ontario energy grid to the PJM energy market ✓ In May 2017, ITC completed the major permit process in Pennsylvania upon receipt of two required permits from the Pennsylvania Department of Environmental Protection, and in June approval was received from Canada's Governor in Council and the Certificate of Public Convenience and Necessity was issued by the National Energy Board

FORTIS INC. WIRED FOR GROWTH 9

Karl Smith Executive Vice President, Chief Financial Officer

FORTIS INC. WIRED FOR GROWTH $1.13 $1.31 1.00 1.10 1.20 1.30 1.40 2016 2017 Diversified Portfolio of Utilities Delivers Strong P erformance 11 $319 $540 100 200 300 400 500 600 2016 2017 Adjusted Earnings Adjusted EPS Q2 $0.4 5 $0.6 1 0.00 0.25 0.50 0.75 2016 2017 ($) ($ millions) June Year - to - Date Q2 $129 $253 0 100 200 300 2016 2017 June Year - to - Date

FORTIS INC. WIRED FOR GROWTH 0.45 0.10 0.04 0.01 0.01 0.01 ( [VALUE] ) 0.61 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 2016 Q2 Adjusted Actual EPS UNS ITC Corp. and Other Aitken Creek Foreign Exchange WA Share Impact 2017 Q2 Adjusted Actual EPS Multiple Drivers of EPS Growth – Q2 12 ($) (3) (1) (2) (2) Includes variance related to unrealized gains associated with mark - to - market of derivatives. . (1) Inclusive of finance charges and increased share issuance related to ITC acquisition. (3) Reflects share impact for normal course business activity and excludes the shares issued to finance a portion of the ITC acquisition .

FORTIS INC. WIRED FOR GROWTH 1.13 0.14 0.05 0.04 ( [VALUE] ) ( [VALUE] ) ( [VALUE] ) 1.31 1.00 1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 2016 Q2 YTD Adjusted Actual EPS UNS Aitken Creek ITC Corp. and Other Other Regulated Utilities WA Share Impact 2017 Q2 YTD Adjusted Actual EPS (3) Multiple Drivers of EPS Growth – June Year - to - Date 13 ($) (2) (4) Reflects share impact for normal course business activity and excludes the shares issued to finance a portion of the ITC acq uisition. (1) (2) Inclusive of finance charges and increased share issuance related to ITC acquisition. (4) (3) Includes FortisAlberta, Central Hudson, FortisBC Electric, FortisBC Gas, Eastern Canadian and Caribbean utilities. Q2 YT D i mpact driven primarily by FortisAlberta. (1) Includes variance related to unrealized gains associated with mark - to - market of derivatives.

FORTIS INC. WIRED FOR GROWTH Investment - Grade Credit Ratings and Ample Liquidity Credit Ratings (1) 14 Fortis Inc. DBRS BBB (high) S&P A - / BBB+ Consolidated Credit Facilities 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Dec 31/16 June 30/17 Utilized Remaining Capacity 3.7 4.0 ($ billions) 2.2 1.4 Moody’s Baa3 (1) In October 2016, following the completion of the acquisition of ITC, DBRS revised the Corporation’s unsecured debt credit ra ting to BBB(high) from A(low) and revised its outlook to stable from under review with negative implications. In September 2016, Moody’s assigned to Fortis, with a stable outlook, a Baa3 i ssu er and Baa3 senior unsecured debt credit ratings. I n May 2017, S&P and DBRS affirmed the Corporation’s long - term corporate and unsecured debt credit ratings. (2) Included $500 million non - revolving term senior unsecured equity bridge credit facility, used to finance a portion of the cash purchase p rice of the acquisition of ITC, which facility was repaid in March 2017. (2)

FORTIS INC. WIRED FOR GROWTH Regulatory Stability Recent Regulatory Outcomes 15 Remaining Significant Regulatory Decisions Regulated Utility Application/Proceeding Filing Date Expected Decision ITC Second MISO Base ROE Complaint ‒ Not applicable To be determined Central Hudson Rate case filing to request an increase in the allowed ROE to 9.5% from 9.0% and equity component of capital structure to 50% from 48% ‒ July 28 th June 2018 Regulated Utility Application/Proceeding Outcome Agreement/ Decision Timing ITC Initial MISO Base ROE Complaint ‒ 10.32% base ROE with a high - end zone of reasonableness of 11.35% September 2016 FortisBC Energy 2016 Application: ROE and Common Equity Thickness ‒ Maintained ROE at 8.75% and common equity thickness of 38.5% August 2016 FortisAlberta 2016/2017 Generic Cost of Capital Proceeding (GCOC) ‒ ROE maintained for 2016 at 8.30% and increasing to 8.50% for 2017. Common equity thickness reduced from 40% to 37% for 2016 and 2017 October 2016 TEP 2017 General Rate Application (GRA) ‒ Decision issued approving s ettlement agreement on revenue requirement ‒ 9.75% ROE and common equity thickness of 50% February 2017

Barry Perry President & CEO

FORTIS INC. WIRED FOR GROWTH Poised to Deliver Quality Results • On track to execute 2017 plan, supported by acquisition of ITC and reasonable rate case outcome at UNS • Consistent dividend growth • 43 years of consecutive dividend increases • 6% average annual dividend growth guidance through 2021 • Highly diversified regulated utilities, focused on wires and gas businesses • Highly executable, risk - adjusted base capital plan • Regulatory stability • Strong organic growth potential in existing businesses • Track record of superior shareholder returns 17

FORTIS INC. WIRED FOR GROWTH Expected Upcoming Events Expected Earnings Release Dates Q3 – 2017 November 3, 2017 Save the Date - 2017 I nvestor Day Toronto October 16, 2017 New York October 18, 2017

FORTIS INC. WIRED FOR GROWTH 2017 Q2 Earnings Conference Call July 28, 2017

FORTIS INC. WIRED FOR GROWTH Q2 2017 Results by Segment 20 Second Quarter Variance Analysis by Segment ($’s in millions, excluding EPS) Q2 2017 Adjustment Q2 2017 (Adjusted) Q2 2016 Adjustment Q2 2016 (Adjusted) Q2 (Adjusted) Variance Regulated – Independent Electric Transmission ITC Holdings Corp. 93 - 93 - - - 93 Regulated – US Electric & Gas UNS Energy 89 (4) 85 56 - 56 29 Central Hudson 10 - 10 12 - 12 (2) 99 (4) 95 68 - 68 27 Regulated Canadian & Caribbean Electric & Gas FortisBC Gas 6 - 6 8 - 8 (2) FortisAlberta 31 - 31 30 - 30 1 FortisBC Electric 16 - 16 15 - 15 1 Eastern Canadian & Caribbean 27 - 27 27 - 27 - 80 - 80 80 - 80 - Other Energy Infrastructure 25 - 25 19 - 19 6 Corporate and Other (40) - (40) (60) 22 (38) (2) Net Earnings $257 ($4) $253 $107 $22 $129 $124 Weighted Average Shares 416.8 416.8 416.8 283.7 283.7 283.7 133.1 EPS $0.62 $(0.01) $0.61 $0.38 $0.07 $0.45 $0.16

FORTIS INC. WIRED FOR GROWTH June YTD 2017 Results by Segment 21 June Year - to - Date Variance Analysis by Segment ($’s in millions, excluding EPS) June YTD 2017 Adjustment June YTD 2017 (Adjusted) June YTD 2016 Adjustment June YTD 2016 (Adjusted) June YTD (Adjusted) Variance Regulated – Independent Electric Transmission ITC Holdings Corp. 184 - 184 - - - 184 Regulated – US Electric & Gas UNS Energy 130 (11) 119 68 11 79 40 Central Hudson 33 - 33 36 - 36 (3) 163 (11) 152 104 11 115 37 Regulated Canadian & Caribbean Electric & Gas FortisBC Gas 103 - 103 100 - 100 3 FortisAlberta 56 - 56 61 - 61 (5) FortisBC Electric 31 - 31 30 - 30 1 Eastern Canadian & Caribbean 53 - 53 55 - 55 (2) 243 - 243 246 - 246 (3) Other Energy Infrastructure 48 - 48 30 - 30 18 Corporate and Other (87) - (87) (111) 39 (72) (15) Net Earnings $551 ($11) $540 $269 $50 $319 $221 Weighted Average Shares 411.5 411.5 411.5 283.0 283.0 283.0 128.5 EPS $1.34 ($0.03) $1.31 $0.95 $0.18 $1.13 $0.18

FORTIS INC. WIRED FOR GROWTH 2017 - 2021 Five Year Forecast by Segment 2017 Capital Forecast ($millions) Regulated – Independent Transmission (ITC) ITC 958 Regulated - US Electric & Gas UNS Energy 579 Central Hudson 230 Regulated - Canadian & Caribbean Electric & Gas FortisBC Gas 489 FortisAlberta 419 FortisBC Electric 118 Eastern Canadian 165 Caribbean 115 Other Energy Infrastructure 23 Total Capital 3,096 $ millions 2017 2018 2019 2020 2021 Regulated – Independent Transmission (ITC) $958 $872 $590 $619 $616 Regulate d – US Electric & Gas 809 693 830 825 671 Regulated – Canadian & Caribbean Electric & Gas 1,306 1,244 970 955 958 Other Energy Infrastructure 23 50 27 8 8 Total Capital Expenditures $3,096 $2,859 $2,417 $2,407 $2,253 22

FORTIS INC. WIRED FOR GROWTH Capital Expenditures Exceeding Expectations 23 0 400 800 1,200 1,600 2,000 2,400 2,800 3,200 2013 2014 (1) 2015 (1) 2016 (1)(4) 2017 (2)(4) 0 400 800 1,200 1,600 2,000 2,400 2,800 3,200 2015 2016 (4) 2017F (3)(4) 2018F (3)(4) 2019F (3)(4) 0 400 800 1,200 1,600 2,000 2,400 2,800 3,200 2014 (1) 2015 (1) 2016 (1)(4) 2017 (2)(4) 2018F (2)(4) 2013 - 2017 Business Plan Capex 2014 - 2018 Business Plan Capex 2015 - 2019 Business Plan Capex (1) Acquisition capex relates to UNS Energy acquired in August 2014. (2) Acquisition capex relates to UNS Energy acquired in August 2014 and capex from Aitken Creek effective April 1, 2016. (3) Acquisition capex relates to Aitken Creek acquired April 1, 2016. (4) ITC capex relates to capex contribution from ITC following acquisition in October 2016. Acquisition Capex (1)(2)(3) 5 - YR Plan Actual (Adjusted) / Current Forecast ITC Acquisition $ Millions $ Millions $ Millions

Opportunities Beyond Base Plan


ITC:
Lake Erie
Connector
Alberta
British
Columbia
Prince
Edward
Island
Newfoundland
and Labrador
FortisOntario:
Wataynikaneyap Project &
Municipal Utility Consolidation
FortisBC:
Tilbury, Woodfibre
LNG, Gas Infrastructure
Minnesota
Ontario
New York
Iowa
Michigan
Illinois
Kansas
Missouri
Oklahoma
Arizona
UNS Energy:
Renewables &
Gas-fired generation
Turks and Caicos Islands
Cayman
Islands
Belize
ITC:
Mexico
Transmission
Projects
Regulated Electric
Regulated Gas
FERC Regulated Electric Transmission
Long-Term Contracted Hydro Generation

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